UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number: 001-31368

SANOFI-SYNTHÉLABO

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐	No☒

     If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Synthelabo’s Registration Statement on Form F-4 (Registration No. 333-112314), as declared effective on April 9, 2004 by the United States Securities Exchange Commission, and the related prospectus filed on April 12, 2004 pursuant to Rule 424(b)(5) under the United States Securities Exchange Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

April 12, 2004

Sanofi-Synthélabo Commences U.S. Offer for Aventis

Sanofi-Synthélabo announces that the registration statement filed with the United States Securities and Exchange Commission (“SEC”) in connection with its proposed acquisition of Aventis has been declared effective by the SEC and that Sanofi-Synthélabo has commenced its U.S. offer for Aventis on April 12, 2004.

The U.S. offer is open to holders of Aventis ordinary shares who are located in the United States and to all holders of Aventis American Depositary Shares wherever located.

In accordance with article 7 of the COB rule no. 2002-04, this document was transmitted to the “Autorité des marchés financiers” (AMF) before its publication.

Important Information: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a final prospectus/offer to exchange, and will file additional documents with the United States Securities and Exchange Commission (SEC). Investors are urged to read the registration statement, including the final prospectus/offer to exchange, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Free copies of the registration statement, including the final prospectus/offer to exchange, as well as other relevant documents filed with the SEC, may be obtained at the SEC’s web site at www.sec.gov. The final prospectus/offer to exchange and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9.

The public offer to holders of Aventis ordinary shares located in Germany (the “German Offer”) is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Grüneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthélabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 N° 04-0391 with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Sanofi-Synthélabo on our web site at: www.sanofi-synthelabo.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 12, 2004	SANOFI-SYNTHÉLABO

	By:	/S/ MARIE-HÉLÈNE LAIMAY

Name: Marie-Hélène Laimay
Title: Senior Vice President and
Chief Financial Officer